COPY

MINCO 明科金矿公司
GOLD CORPORATION

September 19, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549-7010

Attention: Brad Skinner
Senior Assistant Chief Accountant

Dear Sirs:

Re: Minco Gold Corporation
Form 20 – F for Fiscal Year Ended December 31, 2006
File No. 001-32670

Further to your letter dated September 5, 2007 received at our offices on September 13, 2007, we respectfully request an extension in responding to your letter. Our Vice-President of Operations and other technical staff have been out at our properties and have not had the resources to prepare the additional information you have requested.

We anticipate delivering a complete response letter and revised Form 20-F to you no later than October 5, 2007.

We trust you find the foregoing to be in order. However, if you have any questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

MINCO GOLD CORPORATION

Per:

Matthew Kavanagh
Chief Financial Officer

Cc: Dwayne Melrose
Sharon Howatt

2772 – 1055 W. Georgia St., PO Box 11176, Vancouver, BC Canada V6E 3R5
Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288
E-mail: info@mincomining.com Website: www.mincomining.com